Exhibit 16.1

February 22, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K of Vision Hydrogen Corporation, dated February 22, 2022, and are in agreement with the statements as they relate to our Firm contained therein. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

Rosenberg Rich Baker Berman, P.A.